EXHIBIT 21
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Wonder Auto Limited	British Virgin Islands	100%
Man Do Auto Technology Co. Ltd.	British Virgin Islands	100%
Jin Zhou Halla Electrical Equipment Co., Ltd	PRC	100%